Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended

August 31, 2024 of Platinum Group Metals Ltd. of our report dated November 27, 2024, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-282924) of Platinum Group Metals Ltd.of our report dated November 27, 2024 referred to above.

We also consent to reference to us under the heading "Independent Auditor" in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/PricewaterhouseCoopers LLP

Vancouver, British Columbia

Canada

November 27, 2024